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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. _____ )*

Aviza Technology, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
05381A 10 5
(CUSIP Number)
Sophie Lussier
Caisse de dépôt et placement du Québec
1000, place Jean-Paul-Riopelle
Montréal Québec
H2Z 2B3
(514) 847-2353
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 24, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	05381A 10 5	Page	2	of	5 Pages

1	NAMES OF REPORTING PERSONS: Caisse de dépôt et placement du Québec

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	(98-0380483)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐ N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Quebec, Canada

	7	SOLE VOTING POWER:

NUMBER OF		3,282,275

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,282,275

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,282,275

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	20.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Schedule 13D
Item 1. Security and Issuer.
This statement relates to the common stock, $0.0001 par value (the “Common Stock”) of Aviza Technologies, Inc. (the “Issuer”) having its principal executive office at 440 Kings Village Road, Scotts Valley, CA 95066.
Item 2. Identity and Background.
     (a) This Statement is being filed on behalf of Caisse de dépôt et placement du Québec, a legal person without share capital created by a special act of the Legislature of the Province de Québec (“CDP”).
     (b) The address for CDP is: 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3.
     (c) The principal business of CDP is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Provence de Quebec.
     (d) During the five years prior to the date hereof, CDP has not been convicted in a criminal proceeding.
     (e) During the five years prior to the date hereof, CDP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     On April 24, 2006, the Issuer entered into a Stock Purchase Agreement with CDP, for the private sale of 3,282,275 newly issued shares of the Issuer’s Common Stock, for an aggregate purchase price of $15,000,000. The shares have not been registered under the Securities Act of 1933, as amended, however, the agreement provides that upon request, the Issuer is obligated, subject to certain conditions, to use its reasonable best efforts (i) to prepare and file with the Securities and Exchange Commission a registration statement to enable the resale of the shares and (ii) to maintain the effectiveness of the registration statement, in each case, for the later of (x) the two-year anniversary of the agreement or (y) the date that all of the shares become eligible for sale pursuant to Rule 144 under the Securities Act during any one 90-day period.
Item 4. Purpose of Transaction.
     CDP purchased the Common Stock for investment purposes.
     (a-j) Not Applicable.
Item 5. Interest in Securities of the Issuer.
     (a) As a result of the transactions described above, CDP holds a total of 3,282,275 shares of the Issuer’s Common Stock, which represents approximately 20.3% of the Issuer’s outstanding Common Stock, based upon 10,310,689 shares of the Issuer’s Common Stock reported to be outstanding as of April 20, 2006 by the Issuer’s transfer agent and giving effect to the issuance of 3,282,275 shares of Common Stock to CDP and the other issuances of Common Stock described in the Issuer’s Current Report on Form 8-K filed on April 25, 2006.
     (b) Number of shares as to which each person named in paragraph (a) above has:
          (i) sole power to vote or to direct the vote: See line 7 of cover sheet.
          (ii) shared power to vote or to direct the vote: See line 8 of cover sheet.

Page 3 of 5 Pages

          (iii) sole power to dispose or to direct the disposition of: See line 9 of cover sheet.
          (iv) shared power to dispose or to direct the disposition of: See line 10 of cover sheet.
     (c) Except as set forth above, CDP has not effected any transaction in the Common Stock in the last 60 days.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by CDP.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.
     Not Applicable.
Item 7. Material to be Filed as Exhibits.
     Not Applicable.

Page 4 of 5 Pages

SIGNATURE
     After reasonable inquiry and to the best of his, her or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 2, 2006

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC
By:	/s/ Sylvain Gareau
	Name:	Sylvain Gareau
	Title:	Vice President, Venture Capital

By:	/s/ Frédéric Godbout
	Name:	Frédéric Godbout
	Title:	Investment Manager

Page 5 of 5 Pages